Certificate of Amendment to
the
Certificate of Trust
of
Genworth Financial Asset Management Funds

The undersigned certifies that:

1.	The name of the statutory trust is Genworth Financial Asset Management Funds (the“Trust”).

2.	The amendment to the Certificate of Trust of the Trust set forth below (the“Amendment”) has been duly authorized by the trustees of the Trust:

The First Article of the Certificate of Trust is hereby amended to read as follows:

FIRST: The name of the statutory trust formed hereby is Savos Investments Trust.

3.	This Amendment shall become effective on January 31. 2014.

4.	This Amendment is made pursuant to the authority granted to the trustee of the Trust under Section 3810(b) of the Act and pursuant to the authority set forth in the governing instrument of the Trust.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment on the 17th day of December, 2013.

/s/ John Fibiger
John Fibiger, Trustee